Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

RECEIVED
2004 APR 26 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

04024579

SUPPL

13th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 13th April 2004 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
APR 28 2004
THOMSON FINANCIAL

encl.

dlw 4/28

news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

TERMINATION OF AMERICAN DEPOSITARY RECEIPT FACILITY

13th April 2004 – Mandarin Oriental International Limited today announced that it has given notice to The Bank of New York (the 'Depositary') to terminate the Company's American Depositary Receipt ('ADR') facility. It is expected that the facility will terminate with effect from the close of trading on 28th May 2004 (the 'Termination Date').

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the 12 month period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents ten ordinary shares.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date 12 months after the Termination Date (expected to be 28th May 2005) will be sold and the funds retained for the benefit of the holders of the respective ADRs.

Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

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Mandarin Oriental has its primary share listing in London, with secondary listings in Singapore and Bermuda.

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels and resorts. The Group operates 19 luxury hotels in key business and leisure destinations, with a further five hotels under development in Chiang Mai, Thailand (opening late 2004); Hong Kong and Riviera Maya, Mexico (opening 2005); Tokyo and Boston (opening 2006). In total, Mandarin Oriental now operates, or has under development, 7,500 rooms in 12 countries with 12 hotels in Asia, nine in The Americas and three in Europe. Mandarin Oriental is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.